06018562

**ALLGREEN PROPERTIES LIMITED**

File No. 82-4959

SUPPL

Date: - 2 NOV 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 1 3 2006
WASH. D.C. 151

Attn: Ms Rani Doyle

Dear Sirs

**ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")**

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
NOV 2 1 2006
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

## PROPOSED CASH DIVIDEND AND RIGHTS ISSUE

## 1. INTRODUCTION

1.1 The Board of Directors (the "**Directors**") of Allgreen Properties Limited (the "**Company**") wishes to announce the following exercises (the "**Exercises**") to be undertaken by the Company:-

(a) a special interim cash dividend (the "**Cash Dividend**") of S$0.375 less tax of 20% (or S$0.30 net) per ordinary share in the capital of the Company (the "**Share**") in respect of Shares held by the shareholders of the Company (the "**Shareholders**") as at a books closure date to be determined (the "**Books Closure Date**"); and

(b) a proposed renounceable non-underwritten rights issue (the "**Rights Issue**") of up to 530,154,000 new Shares (the "**Rights Shares**") at an issue price of S$0.60 (the "**Issue Price**") for each Rights Share, on the basis of one (1) Rights Share for every two (2) Shares held by Entitled Shareholders (as defined below) as at the Books Closure Date, fractional entitlements to be disregarded.

1.2 The Company has appointed Stirling Coleman Capital Limited as the manager for the Rights Issue (the "**Manager**").

## 2. RATIONALE FOR THE EXERCISES

### 2.1 Cash Dividend

The Cash Dividend is to reward Shareholders in appreciation of their support and loyalty to the Company over the years. The Cash Dividend will also allow the Company to pass on its Section 44A tax credit to Shareholders.

### 2.2 Rights Issue

The purpose of the Rights Issue is to strengthen the capital base of the Company following the payment of the Cash Dividend so that it may take advantage of business opportunities as and when they become available. The Rights Issue will also provide an avenue for Shareholders who are confident in the future of the Company to increase their investment in the Company. Although the Rights Issue will not be underwritten, the Company expects the Rights Issue to be fully subscribed and, accordingly, the total shareholders' equity of the Company will remain largely unchanged by the Exercises.

3.7 The Rights Shares are payable in full upon acceptance and application, and when allotted and issued, will rank *pari passu* in all respects with the then existing Shares, save for any dividends, rights, allotments or other distributions, the record date for which falls before the date of issue of the Rights Shares.

3.8 Entitled Shareholders will be at liberty to accept, decline or otherwise renounce or trade their provisional allotments of Rights Shares and are eligible to apply for additional Rights Shares in excess of their provisional allotments under the Rights Issue. Fractional entitlements to the Rights Shares will be disregarded in arriving at the Shareholders' entitlements and will, together with the provisional allotments which are not taken up for any reason, be aggregated and used to satisfy excess applications (if any), or disposed of or otherwise dealt with in such manner as the Directors, may in their absolute discretion, deem fit for the benefit of the Company.

3.9 Entitled Shareholders may elect to subscribe for the Rights Shares using all or part of their Net Cash Dividend. There is no cash outlay from Shareholders if they elect to use all the Net Cash Dividend to which they are entitled in subscribing for the Rights Shares provisionally allotted to them.

For illustrative purposes only, an Entitled Shareholder who holds 1,000 Shares as at the Books Closure Date will be entitled to:-

(a) the Net Cash Dividend of S$0.30 in respect of each Share, which amounts to S$300 that is receivable by such Shareholder; and

(a) accept his provisional allotment of 500 Rights Shares at S$0.60 each, which amounts to S$300 that is payable by such Shareholder.

Such Shareholder may elect to apply the whole of S$300 of the Net Cash Dividend to subscribe for his provisional allotment of Rights Shares, in which event he will receive 500 Rights Shares and no cash outlay is required from him and conversely he will not receive any cash payout from his dividend entitlements.

3.10 Based on the issued share capital of the Company as at 31 October 2006 of 1,055,205,000 Shares, and the 5,103,000 outstanding exercisable share options (the "**Exercisable Share Options**") granted under the Allgreen Share Option Scheme adopted by the Shareholders on 17 May 2002 (the "**Share Option Scheme**"):

(a) Assuming that none of the Exercisable Share Options are exercised and there is no change in the issued share capital of the Company as at the Books Closure Date:-

(i) the aggregate amount of the Net Cash Dividend is approximately S$316.6 million; and

(ii) 527,602,500 Rights Shares will be issued.

(b) Assuming that all the Exercisable Share Options are exercised, all Shares are issued pursuant to such exercise before the Books Closure Date and there is no further change in the issued share capital of the Company as at the Books Closure Date:-

(i) the aggregate amount of the Net Cash Dividend is approximately S$318.1 million; and

(ii) 530,154,000 Rights Shares will be issued.

Only Exercisable Share Options which are exercised and for which Shares are issued pursuant to such exercise before the Books Closure Date will be entitled to participate in the Rights Issue. Appropriate adjustments on the subscription price and the number of Shares comprised in the Exercisable Share Options not exercised prior to the Books Closure Date will be made. Such adjustments will be announced at a later date.

3.11 For practical reasons and in order to avoid any violation of relevant legislation applicable in countries other than Singapore, the Rights Shares will not be offered to Shareholders with registered addresses outside Singapore as at the Books Closure Date and who have not, at least five (5) market days prior thereto, provided to the Company or CDP, as the case may be, addresses in Singapore for the service of notices and documents (the "**Foreign Shareholders**").

3.12 If it is practicable to do so, arrangements may, at the discretion of the Company, be made for the provisional allotments of Rights Shares which would otherwise have been provisionally allotted to Foreign Shareholders to be sold "nil paid" on the SGX-ST as soon as practicable after dealings in the provisional allotments of Rights Shares commence. Such sales may, however, only be effected if the Company, in its absolute discretion, determines that a premium can be obtained from such sales, after taking into account expenses expected to be incurred in relation thereto. The net proceeds from all such sales, after deduction of all expenses therefrom, will be pooled and thereafter distributed to Foreign Shareholders in proportion to their respective shareholdings as at the Books Closure Date and sent to them at their own risk by ordinary post. If the amount of net proceeds to be distributed to any single Foreign Shareholder is less than S$10.00, such amount shall be dealt with as the Directors may, in their absolute discretion, deem fit in the interests of the Company and no Foreign Shareholder shall have any claim whatsoever against the Company, the Manager or CDP in connection therewith. Where such provisional allotments of Rights Shares are sold "nil-paid" on the SGX-ST, they will be sold at such price or prices as the Company may, in its absolute discretion, decide and no Foreign Shareholder shall have any claim whatsoever against the Company, the Manager or CDP in respect of such sales or the proceeds thereof, the provisional allotments of Rights Shares or the Rights Shares represented by such provisional allotments.

3.13 The terms and conditions of the Rights Issue may be subject to such changes as the Directors may deem appropriate. The final terms and conditions of the Rights Issue will be contained in the offer information statement (the "**Offer Information Statement**") to be issued by the Company in connection with the Rights Issue to be despatched by the Company in due course.

## 4. IRREVOCABLE UNDERTAKINGS

As at 1 November 2006 certain Shareholders, namely, Kuok (Singapore) Limited, Jaytech Limited, Kerry Holdings Limited, Comfort Assets Limited and Noblespirit Corporation, each holding an aggregate of 361,540,044, 156,211,672, 43,017,678, 7,578,662 and 19,359,436 Shares respectively representing approximately 34.26%, 14.80%, 4.08%, 0.72% and 1.83% respectively of the issued share capital of the Company, have irrevocably undertaken to take up their respective direct entitlements of 180,770,022, 78,105,836, 21,508,839, 3,789,331 and 9,679,718 Rights Shares under the Rights Issue.

In addition, Kuok (Singapore) Limited has also undertaken to make excess application(s) for and/or procure that excess application(s) are made for any Rights Shares not subscribed for at the close of the Rights Issue after satisfying all applications and excess applications (if any) for the Rights Shares.

## 5. NO UNDERWRITING

The Rights Issue will not be underwritten as the Company expects that the Rights Issue will be fully subscribed because the Issue Price of S$0.60 per Rights Share (representing a discount of approximately 64.7% from the last transacted price of S$1.70 per Share on the SGX-ST on 1 November 2006, being the last trading day of the Shares on the SGX-ST prior to the date of this announcement), is attractive. Moreover, there is no minimum amount required to be raised by the Rights Issue. Accordingly, in the circumstances, the Company has decided to proceed with the Rights Issue on a non-underwritten basis.

## 6. APPROVALS

The Rights Issue is subject to, *inter alia*, the following:-

(a) the approval-in-principle of the SGX-ST for the dealing in, listing and quotation of the Rights Shares on the Main Board of the SGX-ST having been obtained; and

(b) the lodgment of the Offer Information Statement with the Monetary Authority of Singapore.

An application will be made to the SGX-ST for permission to deal in and for the listing and quotation of the Rights Shares on the SGX-ST. An appropriate announcement on the outcome of the application will be made in due course.

The Company intends to rely on the share issue mandate obtained at the annual general meeting of the Company held on 28 April 2006 pursuant to section 161 of the Companies Act (Cap. 50) and Rule 806 of the SGX-ST Listing Manual to issue the Rights Shares.

The Offer Information Statement will be lodged with the Monetary Authority of Singapore and despatched to the Entitled Shareholders in due course after the approval-in-principle of the SGX-ST has been obtained.

## 7. RESPONSIBILITY STATEMENT

The Directors of the Company (including those who may have been delegated detailed supervision of the preparation of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
2 NOVEMBER 2006
SINGAPORE

ALLGREEN PROPERTIES LIMITED

(Incorporated in Singapore)
Co. Regn. No.: 198601009N

# MEMORANDUM

| | | |
|---|---|---|
| To | : | Directors<br>Allgreen Properties Limited |
| From | : | Company Secretary |
| Date | : | 2 November 2006 |
| Re | : | Allgreen Properties Limited – Third Quarter 2006 Financial Statements Announcement |

---

We forward herewith a copy of the Third Quarter 2006 Financial Statements released this evening for your information.

Regards,

Isoo Tan

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel: 6733 2822 Fax: 6738 3800
Email: apl@allgreen.com.sg Internet Website: http://www.allgreen.com.sg

cc: U.S. Securities and Exchange Commission
Attn: Ms Rani Doyle

1(b)(i). **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

**BALANCE SHEETS AS AT 30 SEPTEMBER 2006:**

| | Group | | Company | |
|---|---|---|---|---|
| | 30/09/06 S$'000 | 31/12/05 S$'000 | 30/09/06 S$'000 | 31/12/05 S$'000 |
| Non-Current Assets | | | | |
| Property, plant and equipment | 203,422 | 206,447 | 369 | 442 |
| Investment properties | 1,221,500 | 1,221,500 | - | - |
| Subsidiary companies | - | - | 1,444,244 | 1,409,321 |
| Associated companies | 5,750 | 5,722 | 3,510 | 3,510 |
| Other investment | 32,876 | - | - | - |
| Deposit | - | 4,067 | - | - |
| Current Assets | | | | |
| Stocks and contract work-in-progress | 1,085 | 1,725 | - | - |
| Development properties | 1,066,086 | 1,188,274 | - | - |
| Trade debtors | 89,386 | 130,774 | 1,651 | 1,322 |
| Other debtors | 34,152 | 34,232 | 244 | 230 |
| Loans to subsidiary companies | - | - | 40,729 | 144,051 |
| Cash and bank balances | 45,357 | 41,027 | 104 | 9,219 |
| Total current assets | 1,236,066 | 1,396,032 | 42,728 | 154,822 |
| **Total assets** | **2,699,614** | **2,833,768** | **1,490,851** | **1,568,095** |
| Share capital (Note 1) | 854,543 | 526,527 | 854,543 | 526,527 |
| Reserves (Note 1) | 306,956 | 633,098 | - | 326,142 |
| Retained profits | 479,915 | 477,609 | 422,335 | 458,158 |
| | 1,641,414 | 1,637,234 | 1,276,878 | 1,310,827 |
| Minority interests | 211,194 | 202,265 | - | - |
| Total equity | 1,852,608 | 1,839,499 | 1,276,878 | 1,310,827 |
| Non-Current Liabilities | | | | |
| Loans from minority shareholders of subsidiary companies | 78,009 | 80,295 | - | - |
| Long-term borrowings | 409,000 | 267,330 | - | 20,000 |
| Rental deposits | 8,383 | 8,348 | - | - |
| Deferred taxation | 25,019 | 25,129 | 1,723 | 2,393 |
| Current Liabilities | | | | |
| Trade creditors | 52,868 | 51,113 | 2,664 | 3,291 |
| Rental deposits | 6,644 | 5,485 | - | - |
| Other creditors | 1,926 | 3,817 | - | 16 |
| Advances from subsidiary companies | - | - | 179,369 | 158,731 |
| Advances from associated companies | 3,631 | 3,634 | 3,473 | 3,473 |
| Loans from minority shareholders of subsidiary companies | 9,284 | 32,079 | - | - |
| Provision for taxation | 14,264 | 17,567 | 6,716 | 5,158 |
| Borrowings | 237,978 | 499,472 | 20,028 | 64,206 |
| Total current liabilities | 326,595 | 613,167 | 212,250 | 234,875 |
| **Total equity and liabilities** | **2,699,614** | **2,833,768** | **1,490,851** | **1,568,095** |

Note 1: Transfer of share premium to share capital. For details, please refer to para 1(d)(i).

1(b)(ii). **Aggregate amount of group's borrowings and debt securities**

**Amount repayable in one year or less, or on demand**

| As at 30/9/2006 (S$'000) | | As at 31/12/2005 (S$'000) | |
|---|---|---|---|
| Secured | Unsecured | Secured | Unsecured |
| 237,950 | 28 | 394,364 | 105,108 |

**Amount repayable after one year**

| As at 30/9/2006 (S$'000) | | As at 31/12/2005 (S$'000) | |
|---|---|---|---|
| Secured | Unsecured | Secured | Unsecured |
| 389,000 | 20,000 | 247,330 | 20,000 |

**Details of collateral:**

Borrowings are secured by the following:

a) assignments creating fixed and floating charges on certain subsidiary companies' assets;

b) assignments of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

**STATEMENTS OF CHANGES IN EQUITY FOR THE 3RD QUARTER ENDED 30 SEPTEMBER 2006:**

| | <------Attributable to shareholders------> | | | | | | |
|---|---|---|---|---|---|---|---|
| | Share capital S$'000 | Share premium S$'000 | Revaluation reserve S$'000 | Retained profits S$'000 | Total S$'000 | Minority interests S$'000 | Total equity S$'000 |
| **Group** | | | | | | | |
| Balance at 1/7/2005 | 525,926 | 325,601 | 275,289 | 436,034 | 1,562,850 | 191,365 | 1,754,215 |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 240 | 216 | - | - | 456 | - | 456 |
| Net profit for the period | - | | - | 14,985 | 14,985 | 2,236 | 17,221 |
| Balance at 30/9/2005 | 526,166 | 325,817 | 275,289 | 451,019 | 1,578,291 | 193,601 | 1,771,892 |
| | | | | | | | |
| Balance at 1/7/2006 | 854,444 | - | 306,956 | 457,758 | 1,619,158 | 207,064 | 1,826,222 |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 99 | | - | - | 99 | - | 99 |
| Net profit for the period | - | - | - | 22,157 | 22,157 | 4,130 | 26,287 |
| Balance at 30/9/2006 | 854,543 | - | 306,956 | 479,915 | 1,641,414 | 211,194 | 1,852,608 |

| | Share capital S$'000 | Share premium S$'000 | Revaluation reserve S$'000 | Retained profits S$'000 | Total S$'000 |
|---|---|---|---|---|---|
| **Company** | | | | | |
| Balance at 1/7/2005 | 525,926 | 325,601 | - | 440,794 | 1,292,321 |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 240 | 216 | - | - | 456 |
| Net profit for the period | - | - | - | 4,887 | 4,887 |
| Balance at 30/9/2005 | 526,166 | 325,817 | - | 445,681 | 1,297,664 |
| | | | | | |
| Balance at 1/7/2006 | 854,444 | - | - | 420,551 | 1,274,995 |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 99 | - | - | - | 99 |
| Net profit for the period | - | - | - | 1,784 | 1,784 |
| Balance at 30/9/2006 | 854,543 | - | - | 422,335 | 1,276,878 |

Note:
With effect from 30 January 2006, the concepts of "par value" and "authorised capital" were abolished under the Companies (Amendment) Act 2005 and the amount standing to the credit of the Company's share premium account as at 30 January 2006 became part of the Company's share capital as at that date.

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

**STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006**

| | Attributable to shareholders | | | | | | |
|---|---|---|---|---|---|---|---|
| | Share capital S$'000 | Share Premium S$'000 | Revaluation reserve S$'000 | Retained profits S$'000 | Total S$'000 | Minority interests S$'000 | Total equity S$'000 |
| **Group** | | | | | | | |
| Balance at 1/1/2005 | 525,608 | 325,314 | 275,289 | 464,777 | 1,590,988 | 286,950 | 1,877,938 |
| - reclass from equity to liabilities | | | | | | (99,471) | (99,471) |
| - as restated | 525,608 | 325,314 | 275,289 | 464,777 | 1,590,988 | 187,479 | 1,778,467 |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 558 | 503 | | - | 1,061 | - | 1,061 |
| Net profit for the period | - | - | - | 36,728 | 36,728 | 6,122 | 42,850 |
| Dividends paid (net) | - | - | - | (50,486) | (50,486) | - | (50,486) |
| Balance at 30/9/2005 | 526,166 | 325,817 | 275,289 | 451,019 | 1,578,291 | 193,601 | 1,771,892 |
| | | | | | | | |
| Balance at 1/1/2006 | 526,527 | 326,142 | 306,956 | 477,609 | 1,637,234 | 202,265 | 1,839,499 |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 1,846 | 28 | - | - | 1,874 | - | 1,874 |
| Transfer of share premium to share capital | 326,170 | (326,170) | - | - | - | - | - |
| Net profit for the period | - | - | - | 52,922 | 52,922 | 8,929 | 61,851 |
| Dividends paid (net) | - | - | - | (50,616) | (50,616) | - | (50,616) |
| Balance at 30/9/2006 | 854,543 | - | 306,956 | 479,915 | 1,641,414 | 211,194 | 1,852,608 |

| | Share capital S$'000 | Share premium S$'000 | Revaluation reserve S$'000 | Retained profits S$'000 | Total S$'000 |
|---|---|---|---|---|---|
| **Company** | | | | | |
| Balance at 1/1/2005 | 525,608 | 325,314 | - | 488,009 | 1,338,931 |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 558 | 503 | - | - | 1,061 |
| Net profit for the period | - | - | - | 8,158 | 8,158 |
| Dividends paid (net) | - | - | - | (50,486) | (50,486) |
| Balance at 30/9/2005 | 526,166 | 325,817 | - | 445,681 | 1,297,664 |
| | | | | | |
| Balance at 1/1/2006 | 526,527 | 326,142 | | 458,158 | 1,310,827 |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 1,846 | 28 | - | - | 1,874 |
| Transfer of share premium to share capital | 326,170 | (326,170) | - | - | - |
| Net profit for the period | - | - | | 14,793 | 14,793 |
| Dividends paid (net) | - | - | - | (50,616) | (50,616) |
| Balance at 30/9/2006 | 854,543 | - | - | 422,335 | 1,276,878 |

Note:
With effect from 30 January 2006, the concepts of "par value" and "authorised capital" were abolished under the Companies (Amendment) Act 2005 and the amount standing to the credit of the Company's share premium account as at 30 January 2006 became part of the Company's share capital as at that date.

**1(d)(ii). Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

During the quarter ended 30 September 2006, the issued share capital was increased as follows:

| | Number of shares '000 | Amount S$'000 |
|---|---|---|
| Issued share capital as at 1/7/2006 | 1,054,922 | 854,444 |
| Issue of ordinary shares under the Allgreen Share Option Scheme 2002 | 105 | 99 |
| Issued share capital as at 30/9/2006 | 1,055,027 | 854,543 |

As at 30 September 2006, there were 5,291,000 (As at 30 September 2005: 8,031,000) unissued shares under the Allgreen Share Option Scheme 2002.

**2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited.

**3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

**4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 2005.

**5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, which has changed, as well as the reasons for, and the effect of, the change.**

Not applicable.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

| | Group | | Group | |
|---|---|---|---|---|
| | 3rd Quarter ended 30 September | | 9 months ended 30 September | |
| | 2006 | 2005 | 2006 | 2005 |
| Earnings per ordinary share of the Company for the period based on Group's profit attributable to shareholders : | | | | |
| (i) Based on the weighted average number of shares | 2.10 cents | 1.42 cents | 5.02 cents | 3.49 cents |
| (ii) On a fully diluted basis | 2.10 cents | 1.42 cents | 5.01 cents | 3.49 cents |

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding year.**

| | Group | | Company | |
|---|---|---|---|---|
| | 30/09/06<br>S$ | 31/12/05<br>S$ | 30/09/06<br>S$ | 31/12/05<br>S$ |
| Net asset value per ordinary share on issued share capital at the end of the period | 1.56 | 1.55 | 1.21 | 1.24 |

**8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

**(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

**(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current period reported on.**

<u>3Q 2006 vs 3Q 2005</u>

The increase in revenue from development properties, investment properties and hotel has contributed to the increase in the Group's revenue from S$74.3 million in 3Q 2005 to S$146.1 million in 3Q 2006, up by 97%.

The increase in revenue from development properties was mainly attributed to higher progress sales recognition. During this quarter, The Shaughnessy at Yishun Avenue 1, obtained its Temporary Occupation Permit ("TOP") together with its Certificate of Completion ("CSC") in September 2006.

Accordingly, the Group's profit before taxation improved from S$17.9 million to S$30.5 million. After taxation and minority interests, the profit attributable to the shareholders increased from S$15.0 million to S$22.2 million.

<u>9 months 2006 vs 9 months 2005</u>

The Group's revenue improved significantly by 89% from S$181.4 million in the nine months of 2005 to S$343.4 million in the corresponding period of 2006, mainly due to higher revenue from development properties, investment properties and hotel which saw a good increase in room rates.

The increase in revenue from development properties was attributed to higher number of units sold during the period, mainly arising from sales in Baywater at Bedok Reservoir Road, Kerrisdale at Beatty Road and The Shaughnessy at Yishun Avenue 1, as well as higher progress sales recognition arising from the receipt of TOP and CSC for Baywater and The Shaughnessy.

The profit before taxation increased by 51% from S$51.1 million in the nine months of 2005 to S$77.3 million in the corresponding period of 2006, mainly due to the increase in revenue and write-back of provision for diminution in value of development properties sold.

After taxation and minority interests, the profit attributable to the shareholders increased by 44% from S$36.7 million in the nine months of 2005 to S$52.9 million in the corresponding period of 2006.

As at 30 September 2006, the net gearing improved to 0.32x with net borrowings at S$602 million (As at 31 December 2005: 0.39x with net borrowings at S$726 million).

**9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results.**

Our reported results for the 3Q 2006 are in line with the prospect statement made in 2Q 2006 results announcement of a profitable year for 2006.

**10. A commentary at the date of this announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

The property market continues to improve in 3Q 2006. This uptrend is likely to continue into 4Q 2006. Allgreen will benefit from these improvements and will remain profitable in 2006, barring unforeseen circumstances.

**11. Dividend**

**(a) Current Financial Period Reported On**
**Any dividend recommended for the current financial period reported on ?**

The Company proposed a special interim dividend of S$0.375 less tax of 20% (or S$0.30 net) per ordinary share in the capital of the Company in respect of shares held by the shareholders of the Company as at a books closure date to be determined.

Please refer to the separate Announcement released by the Company of even date for further details of the above-mentioned.

| | |
|---|---|
| Name of Dividend | Special Interim |
| Dividend Type | Cash |
| Dividend Amount | S$0.375 per ordinary share less tax |
| Tax Rate | 20% |
| Country where dividend is derived from | Singapore |

**(b) Corresponding Period of the Immediately Preceding Financial Year**
**Any dividend declared for the corresponding period of the immediately preceding year?** No

**(c) Date payable**
To be determined.

**(d) Books closing date**
To be determined.

**12. If no dividend has been declared/recommended, a statement to that effect.**
Not applicable.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
2 NOVEMBER 2006

**CONFIRMATION BY THE BOARD**
On behalf of the Board of Directors of the Company, GOH SOO SIAH and KHOR THONG MENG being two directors of the Company, do hereby confirm to the best of our knowledge, that nothing has come to the attention of the Board of Directors of the Company which may render the financial results for the third quarter ended 30 September 2006 to be false or misleading.

On behalf of the Board of Directors

GOH SOO SIAH
Executive Chairman

KHOR THONG MENG
Executive Director

Singapore, 2 November 2006